EXHIBIT 99.1

O2Micro Reports First Quarter 2013 Financial Results

GEORGE TOWN, Grand Cayman, May 1, 2013 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the first quarter of 2013, ending March 31, 2013.

Financial Highlights for the First Quarter ending March 31, 2013:

O2Micro International Limited reported Q1 2013 revenue of $17.3 million. Revenue was up 3% sequentially and down 42% from the comparable year-ago quarter. The gross margin in the first quarter of 2013 was 50.0%. The gross margin was down from 51.6% in the prior quarter and down from 56.2% in the first quarter of 2012. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the first quarter of 2013, the company recorded total GAAP operating expenses of $14.1 million, compared to $20.0 million in the fourth quarter of 2012 and $17.1 million in the year-ago Q1 period. The respective GAAP operating margins for the first quarter of 2013, the fourth quarter of 2012, and first quarter of 2012 were (31.2%), (67.3%), and (1.3%).

GAAP net loss was $5.1 million in Q1 2013. This compares to a GAAP net loss of $10.6 million in the fourth quarter of 2012 and GAAP net income of $44,000 in Q1 2012. GAAP net loss per fully diluted ADS was $0.17 in Q1 2013. This compares to a GAAP net loss per fully diluted ADS of $0.35 in Q4 2012 and GAAP net income per fully diluted ADS of $0.00 in Q1 2012.

Supplementary Data:

The company ended the first quarter of 2013 with $88.8 million in unrestricted cash and short-term investments or $3.01 per outstanding ADS. The accounts receivable balance was $9.3 million and represented 47 days sales outstanding at the end of Q1 2013. Inventory was $7.1 million or 78 days and turned over 4.6 times during Q1 2013. As of March 31, 2013, the company had $98.9 million in working capital and the book value was $143.2 million, or $4.85 per outstanding ADS.

As of March 31, 2013, O2Micro International Limited counted 613 employees, including 339 engineers.

Management Commentary:

"We are pleased to report a solid quarter with sequential revenue growth," said Sterling Du, O2Micro's Chairman and CEO. "Looking forward, customers continue to order conservatively at the lower ranges of lead times and inventories remain very low. We continue to see solid acceptance of our new products in design win activity and we have great confidence in our carefully chosen growth drivers including LED general lighting, backlighting, battery management and power management. We continue to believe that our growth drivers will significantly contribute to revenue and lead to growth in future quarters."

Conference Call: O2Micro will hold its first quarter conference call today, May 1, 2013, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-438-5525, pass code # 9442190
INTERNATIONAL participants:	719-325-2454, pass code # 9442190

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code # 9442190
INTERNATIONAL participants:	719-457-0820, pass code # 9442190

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 23,182 patent claims granted, and over 25,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31,
	2013	2012

NET SALES	$17,349	$29,687

COST OF SALES	8,681	13,013

GROSS PROFIT	8,668	16,674

OPERATING EXPENSES
Research and development (1)	6,564	8,623
Selling, general and administrative (1)	7,524	8,531
Litigation income	--	(100)
Total Operating Expenses	14,088	17,054

LOSS FROM OPERATIONS	(5,420)	(380)

NON-OPERATING INCOME
Interest income	379	435
Foreign exchange gain (loss) – net	212	(110)
Other – net	5	6
Total Non-operating Income	596	331

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(4,824)	(49)

INCOME TAX EXPENSE	230	245

LOSS FROM CONTINUING OPERATIONS	(5,054)	(294)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	(3)	338

NET INCOME (LOSS)	(5,057)	44

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(558)	510
Unrealized gain on available-for-sale securities	65	174
Unrealized pension gain	4	4
Total Other Comprehensive Income (Loss)	(489)	688

COMPREHENSIVE INCOME (LOSS)	$ (5,546)	$ 732

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.17)	$ (0.01)
Discontinued operations	--	0.01
	$ (0.17)	$ --

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.17)	$ (0.01)
Discontinued operations	--	0.01
	$ (0.17)	$ --

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	29,738	31,736
Diluted (in thousands)	29,738	32,522

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$183	$252
Selling, general and administrative	$499	$468

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	December 31,
	2013	2012
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$19,863	$27,898
Restricted cash	173	177
Short-term investments	68,910	69,427
Accounts receivable – net	9,345	8,773
Inventories	7,114	7,917
Prepaid expenses and other current assets	2,140	1,957
Total Current Assets	107,545	116,149

LONG-TERM INVESTMENTS	15,592	15,530

PROPERTY AND EQUIPMENT – NET	25,064	26,142

OTHER ASSETS
Restricted assets	10,000	10,000
Intangible assets	15	31
Other Assets	3,780	3,474
Total Other Assets	13,795	13,505

TOTAL ASSETS	$161,996	$171,326

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,704	$3,756
Income tax payable	333	362
Accrued expenses and other current liabilities	4,572	6,577
Total Current Liabilities	8,609	10,695

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	682	708
Other liabilities	9,551	9,551
Total Other Long-Term Liabilities	10,233	10,259

Total Liabilities	18,842	20,954

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of March 31, 2013 and December 31, 2012, respectively	33	33
Additional paid-in capital	138,319	138,793
Retained earnings	11,808	16,865
Accumulated other comprehensive income	7,376	7,865
Treasury stock – 184,853,500 and 162,072,500 shares as of March 31, 2013 and December 31, 2012, respectively	(14,382)	(13,184)
Total Shareholders' Equity	143,154	150,372

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$161,996	$171,326
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email:  scott.anderson@o2micro.com